October 17, 2005


Mail Stop 4561


David W. Brunton,
Chief Financial Officer, Vice President, Finance, and Secretary
SBE, Inc.
2305 Camino Ramon, Suite 200
San Ramon, CA 94583

      Re:	SBE, Inc.
		Registration Statement on Form S-3
      Filed September 22, 2005
		File No. 333-128490

		Annual Report on Form 10-K
		Filed January 14, 2005
		File No. 0-8419

Dear Mr. Brunton:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Security Holders, page 9
1. Please identify which security holders acquired their shares or warrants in each of the three transactions.
2. Confirm that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. If any selling shareholders are a registered broker-dealer, please disclose how the broker-dealer obtained the securities (e.g. compensation for investment banking services). If any are affiliated with a registered broker-dealer, state whether the selling shareholder acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.
3. For all selling security holder entities that are not natural persons, please identify the natural persons who exercise voting and/or dispositive powers over the securities. See Interpretation
I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 12
4. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation
Finance Telephone Interpretation A.65.
Form 10-K
Item 9A. Controls and Procedures, page 36
5. Please tell us whether your disclosure controls and procedures were effective as of the quarter ended October 31, 2004. Please also confirm that, as set forth in the second sentence of Rule 13a-15(e)
of the Securities Exchange Act of 1934, your disclosure control and procedures also were effective in ensuring that information required to be disclosed by the issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Finally, please confirm that you will make similar disclosures in your future filings.

******************************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      Please contact Hugh Fuller at (202) 551-3853 or Anne Nguyen at
(202) 551-3611 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Jodie M. Bourdet
	Cooley Godward LLP
	One Maritime Plaza, 20th Floor
	San Francisco, CA 92111
	Facsimile Transmission no: (415) 693-2222